Exhibit 99.1
ITURAN SURPASSES 2 MILLION SUBSCRIBERS
AND PRESENTS RESULTS FOR THE THIRD QUARTER OF 2022

Increases outlook for after-market subscriber growth: expect annual run rate of approximately 180,000- 200,000

AZOUR, Israel – November 21, 2022 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced its consolidated financial results for the third quarter of 2022.

Highlights of the Third Quarter of 2022

•	Growth in total subscribers to approximately 2,020,000: net increase in aftermarket of 50,000 and net decrease in OEM of 2,000;
•	Revenues of $72.7 million, an increase of 11% year-over-year;
•	Net income of $10.1 million, an increase of 38% compared with $7.3 million in the third quarter of last year;
•	EBITDA of $19.6 million, compared with $18.5 million in the third quarter of last year, up 6% year-over-year;
•	Generated $11.4 million in quarterly operating cash flow;
•	Declared dividend of $3.0 million; purchased $2.0 million under share buy-back program during the quarter;

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are very proud to have crossed this significant milestone for our company of 2 million subscribers. Over the past four quarters our subscriber growth has accelerated dramatically and is the culmination of many years effort in adding new and attractive products and services, focused on bringing value and meeting our customer’s needs. In only three quarters of 2022, we added 140,000 new subscribers, putting us well ahead of our annual target of between 140,000 and 160,000. As we move into 2023, it is clear that we are growing our after-market subscribers at a faster rate than we have historically. Based on the recent run-rate, we are happy to increase our expectations for the growth rate of our global after-market subscriber base ahead, now expecting 180,000 to 200,000, net new subscribers-adds annually.”

Continued Mr. Sheratzky, “We are also very happy with our financial results showing continued solid growth in revenue and profitability. The strong growth in our subscriber base is beginning to be expressed in our subscriber revenue growth, which in local currencies showed a 13% year-over-year growth and we expect this trend to continue well into the next year. We also demonstrated our highest subscriber gross margin in over two years, demonstrating that the operating leverage in our business is becoming more apparent.”

Added Mr. Sheratzky, “The ongoing strong profitability and cash generation enable us to share the rewards of our continued success with shareholders. In addition to our regular dividend payment of $3 million per quarter, we purchased a further $2 million in shares under our share buy-back program, targeting increased shareholder value."

Third quarter 2022 Results

Revenues for the third quarter of 2022 were $72.7 million, an increase of 11% compared with revenues of $65.7 million in the third quarter of 2021. 73% of revenues were from location-based service subscription fees and 27% were from product revenues.

Revenues from subscription fees were $53.1 million, an increase of 10% over third quarter 2021 revenues. The strong appreciation of the US dollar versus the currencies in the geographies that Ituran operates over the past year, impacted the revenues as reported in US dollars. In local currency terms, third quarter revenue grew by 13% compared with that of the third quarter of last year.

The subscriber base amounted to 2,020,000 as of September 30, 2022. This represents an increase of approximately 48,000 net over that of the end of the prior quarter. During the quarter, there was an increase of 50,000 in the aftermarket subscriber base and a decrease of 2,000 in the OEM subscriber base.

Product revenues were $19.5 million, an increase of 12% compared with that of the third quarter of 2021.  In local currency terms, third quarter revenue grew by 16% compared with that of the third quarter of last year.

Gross profit for the quarter was $34.6 million (47.6% of revenues), a 7% increase compared with gross profit of $32.2 million (49.0% of revenues) in the third quarter of 2021.

The gross margin in the quarter on subscription revenues improved to 57.2%, compared with 56.5% in the third quarter of 2021.

The gross margin on products was 21.5% in the quarter, compared with 28.3% in the third quarter of 2021. The product margin continues to be somewhat impacted by the higher components’ prices due to the global shortage of electronic components as well as the product sales mix sold in the quarter. As the shortage of components has begun to ease towards the end of the current year, Ituran expects to record a general trend of improvement in product gross margins during the fourth quarter of 2022 and in 2023.

Operating income for the quarter was $14.7 million (20.2% of revenues), an increase of 6% compared with $13.9 million (21.1% of revenue) in the third quarter of last year.  In local currency terms, third quarter operating income grew by 9% compared with that of the third quarter of last year.

EBITDA for the quarter was $19.6 million (27.0% of revenues), an increase of 6% compared with $18.5 million (28.1% of revenues) in the third quarter of last year. In local currency terms, third quarter EBITDA grew by 9% compared with that of the third quarter of last year.

Financial expense for the quarter was $0.7 million compared with a financial expense of $2.7 million in the third quarter of last year. In the third quarter of 2021, it is noted that the financial expense was impacted by the change in market capitalization of one of Ituran’s publicly-listed early-stage mobility investments.

Net income for the third quarter of 2022 was $10.1 million (13.9% of revenues) or earnings per share of $0.49, compared with $7.3 million (11.1% of revenues) or earnings per share of $0.35 in the third quarter of last year.

Cash flow from operations for the third quarter of 2022 was $11.4 million.

As of September 30, 2022, the Company had cash, including marketable securities, of $30.5 million and debt of $16.0 million, amounting to a net cash of $14.5 million. This is compared with cash, including marketable securities, of $54.7 million and debt of $31.4 million, amounting to a net cash of $23.3 million, as of December 31, 2021.

Dividend

For the third quarter of 2022, a dividend of $3.0 million was declared. This is in line with the Board’s current policy of issuing at least $3 million on a quarterly basis.

Buy Back

On August 4, 2021, Ituran announced that its Board of Directors decided to continue executing the remainder of a $25 million share buy-back program that was first announced in 2019. Under the current buy-back program, 79,816 shares amounting to $2.0 million was purchased in the third quarter of 2022 and approximately $6 million remains under the current program.

The share repurchases, if any, will be funded by available cash and repurchases of Ituran's ordinary shares will be made based on SEC Rule10b-18 terms.

Conference Call Information

The Company will also be hosting a conference call later today, November 21, 2022 at 9am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as factors related to the global COVID-19 pandemic.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040

 ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of September 30, 2022

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of September 30, 2022

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2022	2021
	(unaudited)

Current assets
Cash and cash equivalents	30,068	50,306
Investments in marketable securities	382	4,405
Accounts receivable (net of allowance for doubtful accounts)	44,552	43,916
Other current assets	45,883	36,979
Inventories	32,494	27,128
	153,379	162,734

Non- Current investments and other assets
Investments in affiliated companies	1,216	885
Investments in other companies	1,631	1,866
Other non-current assets	3,221	3,146
Deferred income taxes	10,746	11,091
Funds in respect of employee rights upon retirement	14,728	16,205
	31,542	33,193

Property and equipment, net	40,809	35,652

Operating lease right-of-use assets, net	9,629	4,690

Intangible assets, net	13,491	16,753

Goodwill	39,485	39,999

Total assets	288,335	293,021

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	September 30,	December 31,
(in thousands)	2022	2021
	(unaudited)
Current liabilities
Credit from banking institutions	15,974	18,257
Accounts payable	22,749	21,275
Deferred revenues	20,832	24,333
Other current liabilities	37,086	40,767
	96,641	104,632

Non- Current liabilities
Long term loan	-	13,169
Liability for employee rights upon retirement	21,153	22,476
Deferred income taxes	1,639	1,952
Deferred revenues	12,692	8,902
Others non-current liabilities	2,175	2,337
Operating lease liabilities, non-current	6,773	1,750
	44,432	50,586

Stockholders’ equity	140,776	132,460
Non-controlling interests	6,486	5,343
Total equity	147,262	137,803

Total liabilities and equity	288,335	293,021

ITURAN LOCATION AND CONTROL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands except per share data)	2022	2021	2022	2021
	(unaudited)		(unaudited)
Revenues:
Telematics services	155,671	140,873	53,131	48,311
Telematics products	62,453	59,655	19,533	17,390
	218,124	200,528	72,664	65,701

Cost of revenues:
Telematics services	67,455	62,384	22,716	21,014
Telematics products	48,960	44,118	15,333	12,466
	116,415	106,502	38,049	33,480

Gross profit	101,709	94,026	34,615	32,221
Research and development expenses	12,232	10,168	4,101	3,327
Selling and marketing expenses	10,025	9,847	3,445	3,347
General and administrative expenses	36,131	33,725	12,433	11,720
Other income, net	(149)	(152)	(31)	(66)
Operating income	43,470	40,438	14,667	13,893
Other expense, net	-	(3)	-	-
Financing expense, net	(4,652)	(4,716)	(714)	(2,734)
Income before income tax	38,818	35,719	13,953	11,159
Income tax expenses	(8,998)	(9,055)	(3,080)	(3,337)
Share in losses of affiliated companies, net	(412)	(39)	(291)	(18)
Net income for the period	29,408	26,625	10,582	7,804
Less: Net income attributable to non-controlling interest	(1,877)	(1,944)	(518)	(492)
Net income attributable to the Company	27,531	24,681	10,064	7,312

Basic and diluted earnings per share attributable to Company’s stockholders	1.35	1.19	0.49	0.35

Basic and diluted weighted average number of shares outstanding (in thousands)	20,435	20,809	20,347	20,799

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands)	2022	2021	2022	2021
	(unaudited)		(unaudited)
Cash flows from operating activities
Net income for the period	29,408	26,625	10,582	7,804
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	14,871	13,329	4,978	4,594
Interest and exchange rate differences on loans	-	-	-	(4)
Losses in respect of trading marketable securities	3,840	2,609	68	2,244
Increase in liability for employee rights upon retirement	1,301	1,568	229	390
Share in losses (gains) of affiliated companies, net	412	39	291	18
Deferred income taxes	(115)	(794)	(257)	88
Capital gain on sale of property and equipment, net	(304)	(91)	(9)	(38)
Decrease (increase) in accounts receivable	(4,292)	(6,991)	759	(458)
Decrease (increase) in other current assets	(10,223)	3,008	(3,972)	1,976
Increase in inventories	(8,810)	(4,088)	(4,814)	(5,317)
Increase in accounts payable	2,576	1,825	2,319	817
Increase (decrease) in deferred revenues	1,007	499	465	(1,364)
Increase (decrease) in other current and non-current liabilities	(467)	1,524	761	781
Increase in obligation for purchase non-controlling interests	-	686	-	-
Net cash provided by operating activities	29,204	39,748	11,400	11,531
Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(548)	(1,857)	(175)	(353)
Capital expenditures	(18,758)	(11,246)	(4,040)	(4,427)
Investments in affiliated and other companies	(690)	(420)	(90)	-
Investment in marketable securities	(103)	-	-	-
Proceeds from (Investments in) deposits	87	(116)	(43)	(37)
Proceeds from sale of property and equipment	848	697	65	69
Net cash used in investment activities	(19,164)	(12,942)	(4,283)	(4,748)
Cash flows from financing activities
Short term credit from banking institutions, net	(148)	(149)	(49)	(66)
Repayment of long term loan	(12,293)	(19,173)	(4,070)	(4,191)
Dividend paid	(8,621)	(12,904)	(2,855)	(2,804)
Dividend paid to non-controlling interest	-	(424)	-	(39)
Acquisition of company shares purchased by a wholly owned subsidiary	(5,446)	(1,870)	(2,000)	(1,870)
Net cash used in financing activities	(26,508)	(34,520)	(8,974)	(8,970)
Effect of exchange rate changes on cash and cash equivalents	(3,770)	(1,522)	(746)	(442)
Net decrease in cash and cash equivalents	(20,238)	(9,236)	(2,603)	(2,629)
Balance of cash and cash equivalents at beginning of the period	50,306	72,183	32,671	65,576
Balance of cash and cash equivalents at end of the period	30,068	62,947	30,068	62,947

In August 2022, the Company declared a dividend in an amount of US$ 3 million. The dividend was paid in October 2022.